SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------
                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934



                             Date: February 9, 2005



                               Given Imaging Ltd.
               (Exact name of registrant as specified in charter)



                   13 Ha'Yetzira Street, Yoqneam 20692, Israel
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   X             Form 40-F
                                ---                       ---



         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                       No   X
                         ---                       ---

                                EXPLANATORY NOTE


     On February 8, 2005, Given Imaging Ltd. issued a press release entitled "Given Imaging Reports Fourth Quarter and Full Year Results." A copy of the press release is attached to this Form 6-K as Exhibit 99.1.


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



                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        GIVEN IMAGING LTD.


Date: February 9, 2005                  By:  /s/ Zvi Ben David
                                           -------------------------------------
                                           Name:  Zvi Ben David
                                           Title: Vice President and Chief
                                                  Financial Officer


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                                  EXHIBIT INDEX
                                  -------------

Exhibit    Description
-------    -----------
99.1 Press release dated February 8, 2005, entitled "Given Imaging Reports Fourth Quarter and Full Year Results."


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